Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the Year ended August 31, 2016

This Management’s Discussion and Analysis is prepared as of November 29, 2016

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of Platinum Group Metals Ltd. (“Platinum Group”, the “Company” or “PTM”) is dated as of November 29, 2016 and focuses on the Company’s financial condition and results of operations for the year ended August 31, 2016. This MD&A should be read in conjunction with the Company’s consolidated financial statements for the period ended August 31, 2016 together with the notes thereto (the “Financial Statements”).

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included therein and in the following MD&A are quoted in United States Dollars (“USD”) unless otherwise noted. All references to “U.S. Dollars” or to “US$” are to United States Dollars. All references to “C$” are to Canadian Dollars. All references to “R” or to “Rand” are to South African Rand. This is the first year the Company has used United States Dollars as a presentation currency and details on the transition may be found in the Company’s consolidated financial statements for the year ended August 31, 2016.

PRELIMINARY NOTES

NOTE REGARDING FORWARD-LOOKING STATEMENTS:

This MD&A and the documents incorporated by reference herein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-Looking Statements”). All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words “expect”, “anticipate”, “estimate”, “may”, “could”, “might”, “will”, “would”, “should”, “intend”, “believe”, “target”, “budget”, “plan”, “strategy”, “goals”, “objectives”, “projection” or the negative of any of these words and similar expressions are intended to identify Forward-Looking Statements, although these words may not be present in all Forward-Looking Statements. Forward-Looking Statements included or incorporated by reference in this MD&A include, without limitation, statements with respect to:

•	production estimates and assumptions, including production rate, grade per tonne and smelter recovery;
•	production timing;
•	capital-raising activities, compliance with terms of indebtedness and the adequacy of capital;
•	revenue, cash flow and cost estimates and assumptions;
•	statements with respect to future events or future performance;
•	anticipated exploration, development, construction, production, permitting and other activities on the Company’s properties;
•	the adequacy of capital, financing needs and the availability of and potential for receiving further commitments;
•	project economics;
•	future metal prices and exchange rates;
•	mineral reserve and mineral resource estimates; and
•	potential changes in the ownership structures of the Company’s projects.

Forward-Looking Statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-Looking Statements in respect of capital costs, operating costs, production rate, grade per tonne and concentrator and smelter recovery are based upon the estimates in the technical reports referred to in this MD&A and in the documents incorporated by reference herein and ongoing cost estimation work, and the Forward-Looking Statements in respect of metal prices and exchange rates are based upon the three year trailing average prices and the assumptions contained in such technical reports and ongoing estimates.

Forward-Looking Statements are subject to a number of risks and uncertainties that may cause the actual events or results to differ materially from those discussed in the Forward-Looking Statements, and even if events or results discussed in the Forward-Looking Statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things:

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

•	uncertainty of production, development plans and cost estimates for the Maseve platinum and palladium mine (“Maseve Mine”), formerly known as Project 1 (“Project 1”) and Project 3 (“Project 3”) of what was formerly the Western Bushveld Joint Venture (the “WBJV”);
•	additional financing requirements;
•	the Company’s history of losses;
•	the inability of the Company to generate sufficient cash flow to make payment on its indebtedness under the Sprott Facility (as defined herein) and the LMM Facility (as defined herein) and the restrictions imposed by such indebtedness;
•	the Sprott Facility and the LMM Facility are secured and the Company has pledged its shares of Platinum Group Metals (RSA) Proprietary Limited (‘‘PTM RSA’’) to the Lenders (as defined herein) under the Project 1 Working Capital Facilities which potentially could result in the loss of the Company’s interest in Project 1, Project 3, the Waterberg Project and in PTM RSA (as defined herein) in the event of a default under either Facility;
•	the Company’s negative cash flow;
•	the Company’s ability to continue as a going concern;
•	delays in the production ramp-up of Project 1 which could result in a default under the LMM Facility or the Sprott Facility;
•	there can be no assurance that underground development and production ramp-up at Project 1 will meet its production ramp-up timeline or that production at Project 1 will meet the Company’s expectations;
•	delays in, or inability to achieve, planned commercial production;
•	completion of a feasibility study for the Waterberg Project (defined below), which is subject to resource upgrade and economic analysis requirements;
•	discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production;
•	fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar;
•	volatility in metals prices;
•	the failure of the Company or its joint venture partners to fund their pro-rata share of funding obligations for Project 1 or the Waterberg Project;
•	the inability of the Company to find an additional and suitable joint venture partner for Project 1 and Project 3 within such time frame as may be determined by the South African Department of Mineral Resources (“DMR”);
•	any disputes or disagreements with the Company’s joint venture partners;
•	other than at Project 1 and the Waterberg Project, the lack of known mineral reserves on the Company’s properties;
•	the ability of the Company to retain its key management employees and skilled and experienced personnel;
•	contractor performance and delivery of services, changes in contractors or their scope of work or any disputes with contractors;
•	conflicts of interest;
•	any designation of the Company as a “passive foreign investment company” and potential adverse U.S. federal income tax consequences for U.S. shareholders;
•	litigation or other legal or administrative proceedings brought against the Company;
•	actual or alleged breaches of governance processes or instances of fraud, bribery or corruption;
•	exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, safety stoppages (whether voluntary or regulatory), pressures, mine collapses, cave ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties;

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

•	property and mineral title risks including defective title to mineral claims or property;
•

changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future;

•	equipment shortages and the ability of the Company to acquire the necessary access rights and infrastructure for its mineral properties;
•	environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences;
•	extreme competition in the mineral exploration industry;
•	delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits;
•

the failure to maintain or increase equity participation by historically disadvantaged South Africans in the Company’s prospecting and mining operations and to otherwise comply with the Amended Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry; and

•	certain potential adverse Canadian tax consequences for foreign-controlled Canadian companies that acquire common shares of the Company;
•	risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; and
•	the other risks disclosed under the heading “Risk Factors” in the Company’s 2016 Annual Information Form dated November 29, 2016 (the “AIF”).

These factors should be considered carefully, and investors should not place undue reliance on the Company’s Forward-Looking Statements. In addition, although the Company has attempted to identify important factors that could cause actual actions or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions or results not to be as anticipated, estimated or intended.

The mineral resource and mineral reserve figures referred to in this MD&A and the documents incorporated herein by reference are estimates and no assurances can be given that the indicated levels of platinum (“Pt”), palladium (“Pd”), rhodium (“Rh”) and gold (“Au”) (collectively referred to as “4E”) will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and mineral reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Any inaccuracy or future reduction in such estimates could have a material adverse impact on the Company.

Any Forward-Looking Statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any Forward-Looking Statement, whether as a result of new information, future events or results or otherwise.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

Estimates of mineralization and other technical information included or incorporated by reference herein have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7 of the U.S. Securities and Exchange Commission (the “SEC”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. As a result, the reserves reported by the Company in accordance with NI 43-101 may not qualify as “reserves” under SEC standards. In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in this MD&A and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

TECHNICAL AND SCIENTIFIC INFORMATION:

The technical and scientific information contained in this MD&A has been reviewed and approved by R. Michael Jones, P.Eng, President and Chief Executive Officer and a director of the Company. Mr. Jones is a non-independent “qualified person” as defined in NI 43-101 (a “Qualified Person”).

NON-GAAP MEASURES:

This MD&A may include certain terms or performance measures commonly used in the mining industry that are not defined under IFRS as issued by the International Accounting Standards Board, which is incorporated in the Handbook of the Canadian Institute of Chartered Accountants. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our financial statements.

1.	DESCRIPTION OF BUSINESS

OVERVIEW

Platinum Group Metals Ltd. is a British Columbia, Canada, company formed by amalgamation on February 18, 2002 pursuant to an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is a platinum-focused exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreements or applications in the Republic of South Africa.

The Company’s business is currently focused on production ramp up at the Maseve Mine, also known as Project 1, and exploration and engineering on the Waterberg Project, a platinum and palladium property comprised of the 255 km2 Waterberg Joint Venture Project (the “Waterberg JV Project”) and the adjoining 864 km2 Waterberg Extension Project (the “Waterberg Extension Project”) and, both together referred to as the “Waterberg Project”.

The Maseve Mine milling facility is fully constructed and was commissioned in February and March of 2016. The Maseve Mine is now in the ramp up phase of production. First concentrate was produced in February 2016. The Company expects commercial production to be achieved in the first half of calendar 2017, which is later than originally planned. Initial proceeds from concentrate sales before commercial production are treated as a reduction in project capital cost with $9.3 million being recognized to development costs in the year ended August 31, 2016.

PERSONNEL

The Company’s current complement of managers, staff and consultants in Canada consists of approximately 9 individuals and the Company’s complement of managers, staff, consultants, security and casual workers in South Africa consists of approximately 311 individuals, inclusive of approximately 18 individuals active at the Waterberg Project.

The Waterberg Project is operated by the Company utilizing its own staff and personnel as described above. Contract drilling, geotechnical and support services are utilized as required.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Maseve is operated by the Company on an “owner managed-contractor” basis. The Company has hired full time local mining specialists in South Africa as part of an operational readiness plan while the Company drives to ramp up production at Maseve. The Company’s management team has taken over many duties and responsibilities previously assigned to contractors, resulting in improved planning and execution capabilities at Maseve. The safety record at Maseve has been maintained at levels better than industry average levels through a focus on safety. The Maseve management team has frequent interaction and dialogue with the inspectorate branch of the DMR and follows their guidance carefully.

As at October 31, 2016, the total labour force at the Maseve Mine totalled approximately 2,145 people. The Company had 116 permanent and temporary employees and directly managed 1,012 contractor employees assigned to engineering (343 employees), security (101 employees), mining sub-contractors (427 employees) and support services (141 employees). Underground mining contractor JIC Mining Services (“JIC”) had approximately 834 people, including mining sub-contractors, assigned to working on both the north and south mine areas at the Maseve Mine. As Maseve ramps up production Company management is working to streamline and refine contractor engagement for underground mining and development at Maseve to improve operational efficiencies and rates of production.

In December 2012, DRA Mineral Projects (Pty) Ltd. (“DRA”) was formally engaged as the EPCM contractor for commencement of surface infrastructure, including mill and flotation circuit construction. At October 31, 2016 DRA and all its subcontractors had demobilised from site post the completion of the EPCM works.

During December 2015 Tailing Technology (Pty) Limited (“TTL”) was engaged to provide concentrator management, operating and maintenance services for the Maseve mill. TTL personnel were inducted to site and completed training and the establishment of operating procedures and protocols in December 2015 and January 2016. During February 2016 TTL commissioned the Maseve mill with assistance of the DRA commissioning team. At October 31, 2016 TTL had approximately 114 employees on site plus approximately 69 sub-contractor personnel.

The Company has worked closely for several years with local communities and a human resource specialist company to create a database of local persons interested in work at Maseve, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. As at October 31, 2016, approximately 13% of the onsite Maseve workforce was comprised of local persons from surrounding communities. Management will, as production build up and increased labour requirement allow, address the shortfall in this target.

2.	PROPERTIES

Under IFRS, the Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. The Company evaluates the carrying value of its property interests on a regular basis. Management is required to make significant judgements to identify potential impairment indicators. Any properties management deems to be impaired are written down to their estimated net recoverable amount.

Management believes that indicators of impairment existed for the Maseve Mine as of August 31, 2016, consisting of lower platinum and palladium prices, the reduced market capitalization of the Company and increased carrying costs due to capitalized expenditures made during the year. A formal impairment analysis was performed for the Maseve Mine as of August 31, 2016 resulting in an after-tax non-cash impairment charge of $41.4 million. The key assumptions used in determining the recoverable amount (fair value less costs to sell) for the Maseve Mine CGU are estimated long-term commodity prices, discount rates, cash costs of production, capital expenditures, foreign exchange rates, and net asset value multiples.

For more information on mineral properties, see below and Notes 5 and 6 of the Company’s August 31, 2016 consolidated financial statements.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

SOUTH AFRICAN PROPERTIES

The Company conducts its South African exploration and development work through its wholly-owned direct subsidiary Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”). Development of the Maseve Mine is conducted through Maseve Investments 11 (Pty) Ltd. (“Maseve”), a company which at year-end was held 82.9% by PTM RSA and 17.1% by Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”), which is in turn owned 100% by Johannesburg Stock Exchange listed Wesizwe Platinum Limited (“Wesizwe”). See “Maseve Mine – Africa Wide Dilution” below for details regarding the dilution of Africa Wide’s shareholding in Maseve.

The Company is the operator of the Waterberg Project, with JOGMEC and Mnombo Wethu Consultants (Pty) Ltd. (“Mnombo”) being joint venture partners. During 2015 the parties amended the existing agreements between them and agreed to consolidate the Waterberg JV and Waterberg Extension properties into one unitized project area. See further details below at “Waterberg Projects – History of Acquisition”.

Maseve Mine

Maseve – Operations

Maseve Phase 1 underground development at the north mine declines (the “North Declines”) and surface preparation for mill and concentrator construction commenced in late 2010 and finished in late 2012. Phase 1 site construction and underground development transitioned into Phase 2 in late 2012 and early 2013, consisting of an additional twin decline access and development into the south mine portion of the deposit (the “South Declines”), milling and concentrating facilities, a tailings storage facility (“TSF”) and continued underground development at the north mine.

Ground work for the TSF commenced in late 2013 on surface rights owned by Maseve. Work was postponed in mid-2014 due to concerns regarding the legal responsibility for safety raised by Royal Bafokeng Platinum Ltd. (“RBPlat”), who own the prospecting rights below the TSF site. In June 2015, the DMR approved a Section 79 application under the Mine Health and Safety Act, 29 of 1996, whereby legal responsibility was clearly demarcated over the TSF area. Construction has since proceeded in a sequential fashion and sufficient TSF capacity is now complete to allow for production.

Phase 2 construction at the Maseve Mine was substantially complete in late 2015 in terms of surface plant and equipment and the cost budget estimate scope of work, which was within revised guidance. Cold commissioning was carried out in December 2015 and January 2016. Hot commissioning and first production occurred in February and March of 2016.

No major mechanical or design failures have been experienced since hot commissioning. The plant was shut down for the first week of March 2016 for final tests, adjustments and assessments, after which the milling of low grade stock pile material recommenced. There have been minor, occasional mechanical breakdowns as per normal operating expectations since March of 2016. Recoveries on low grade commissioning material and development muck since commissioning have been met or exceeded design criteria.

Commissioning feed to the plant in February and March was primarily sourced from the low-grade development stockpiles. During April and May tonnes from underground development and mined tonnes from stoping were introduced along with the feed from the low-grade development stockpile. From May to August 31, 2016 mill feed was still primarily development material, being muck from primary access headings developed on reef. Looking forward, tonnes from underground development and tonnes from mining are planned to make up an increasing percentage of mill feed, thereby increasing the average grade and recovery of material milled.

Period in 2016	Tonnes Milled	Average Grade in gms/tonne	Recovery %	4E Ozs in Concentrate
Commissioning	138,889	0.69	65.2	2,013
April	83,866	0.79	72.7	1,682
May	97,542	0.73	67.0	1,612
June	55,945	1.13	74.6	1,488
July	54,420	0.93	76.8	1,362
August	50,306	1.43	79.1	1,893

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Maseve – Underground Development

From the north box cut underground mining has now developed the North Declines on a southwest heading for 1,423 meters of primary advance to where they reach the first infrastructure level at a vertical depth of 220 meters from surface. At the first infrastructure level passageways and storage bins for conveyor transfers from various mining blocks at depth are under construction. Construction of a conveyor and chairlift to surface from the first infrastructure level is complete and this equipment was inspected and commissioned for use in March 2016.

From the first infrastructure level the North Declines split into two pairs of twin break-away declines, one of which is developed southeast toward planned mining blocks 9 and 12, and the other which is developed east towards planned mining blocks 10 and 11. Block 11 is the most important block in the early mining profile due to its size, high grade/thickness and stable geometry, which allows for the application of low cost mining methods. See more on block 11 below. From the break-away the declines to blocks 9 and 12 are developed for a further 1,163 meters of primary advance to a vertical depth of 337 meters. From the break-away the declines to blocks 10 and 11 are now developed for a further 2,066 meters of primary system advance to a vertical depth of 518 meters (at October 25, 2016) and have reached their initial targeted mining area.

In addition to the primary decline development described above, as at October 25, 2016 approximately the following development has been completed and surveyed in the north mine area:

i)	4,038 meters of lateral access development, including access from primary declines to mining blocks, ventilation passages, return airways, ramps, waste raises and haulages.

ii)	4,232 meters of progressive reef development consisting of raise and diagonal development into mining blocks, reef drives, reef cubby’s and reef muck bays.

iii)	7,931 square meters board and pillar and long hole stoping.

iv)	1,838 meters of progressive infrastructure development for cross cuts, station drives, substations, refuge bays, workshops and water management facilities.

Four ventilation raise bore shafts have been completed and commissioned at the north mine. The N4A Vent Raise is now operational, but was late being commissioned. The pilot hole for the fifth ventilation shaft N4C is complete, but work on this ventilation shaft is behind schedule. These ventilation shafts are important infrastructure and once both are commissioned will allow several additional planned mining areas to commence stoping. These vent raises are essential to blasting and mining cycles at the north mine and are important factors affecting underground development rates.

From the south box cut underground mining has advanced the South Declines for 1,783 meters of primary system advance to a vertical depth of 271 meters (as at October 25, 2016). Development of the South Declines has now accessed block 16. Mining development at the south mine is being currently scheduled to reduce so that crews may focus efforts at the north mine.

In addition to the primary decline development described above, as at October 25, 2016 the following development has approximately been completed and surveyed in the south mine area:

i)	1,375 meters of lateral access development, including access from primary declines to mining blocks, ventilation passages, return airways and ramps.

ii)	792 meters of progressive reef development consisting of diagonal development into mining blocks, reef drives, reef cubby’s and reef muck bays.

iii)	39 meters of progressive infrastructure development for cross cuts, station drives, substations, refuge bays, workshops and water management facilities.

iv)	706 square meters long hole stoping.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

At the time of writing this MD&A development at Project 1 has established 20 ends where the Merensky Reef (“MR”) is exposed and of these 16 are currently working ends. Recent efforts have been focused on primary access development and raise lines. Stoping efforts are increasing as development and set up development on MR ends is completed. Stoping rates are planned to increase as targeted production blocks are reached.

As development opens areas of MR, evaluation of initial mining blocks is being completed by Company geologists. Shallow MR mine blocks are exhibiting rolling features where the critical zone of the Bushveld Igneous Complex is near the Transvaal Sediment floor rocks. This condition, referred to as an abutment facies of the MR, is common to the shallow portions of the adjacent operating mine. Mine geologists note that this condition is improving as declines are advanced deeper into areas of the deposit which are less ductile and more stable.

On September 19, 2016, the Company reported that primary development at the Maseve Mine had accessed mining block 11, hosting some of the best grade thickness ore at the Maseve Mine. Block 11 is an important part of the next several years of scheduled mining. Block 11 is a large, well-drilled and stable mining block estimated to host more than 545,000 4E MR ounces (3,066,512 tonnes at 5.53 grams per tonne 4E indicated resources). Mine planning details for block 11 are in progress with a focus on ramping up production from this block. Production at the Maseve Mine is behind schedule due to challenges related to the ramp up of stoping tonnes. Difficulties and delays were caused in part by poor contractor performance and incomplete underground infrastructure, causing bottlenecks in the movement of waste and ore out of the mine. Completion of the first underground silo top, the addition of a belt loader at this silo and future top and bottom completions at silos two and three are expected to improve production into 2017. Feed to the plant since commissioning has been substantially comprised of low grade development stockpiles and a combination of mined stoping tonnes and development tonnes from primary headings where the MR is present. Looking forward, MR tonnes mined are scheduled to increase as key mining blocks are accessed, developed and stoped. A conveyor from underground has been commissioned that feeds directly to the overland conveyor and into the primary crusher and mill. In the months ahead a final conveyor leg directly to Block 11 is planned to be installed, which will greatly improve the ability to move good grade tonnes out of the mine and directly into the mill.

Company management and supervisory personnel are working with mining crews to improve cycle times, utilization of drill Jumbos, tramming and the movement of personnel to and from underground working areas. Crews are also being retrained to take advantage of the newly commissioned underground conveyor and chairlift at the north mine. Third party independent mining specialists have been assigned to site in March 2016 and their observations and assessments are being used to modify underground development methodologies and routines to improve efficiency and output. Stoping volumes are expected to increase in the months ahead as mining areas are accessed, established and opened-up and the successful execution of this stoping will be critical to meeting planned production and ramp up.

Flexibility of mining using trackless equipment in certain blocks is part of the overall mine design. As the Company’s fleet of underground mining equipment ages machine maintenance and availability have been restraining factors in recent months. The Company has sourced additional supervisors, skilled artisans and contract mechanics to address this issue and improvements in machine availability are being noted.

The rate of underground development at Project 1 continues to be an important factor with respect to mine ramp up and production rates. Delays in underground development, stoping rates and planned tonnages have resulted in production delays which will have a negative impact on working capital requirements until sufficient mined material is produced to allow mine operations to generate positive cash flow.

Maseve Mine - Financial Overview

During the year ended August 31, 2016 the Company incurred $143 million (August 31, 2015 - $135 million) in development, construction, equipment and other costs for the Maseve Mine. As at August 31, 2016, the Company carried total deferred acquisition, development, construction, equipment and other costs related to the Maseve Mine of $470 million and another $2.0 million related to Project 3. An impairment charge of $41.4 million was recognized on the Maseve Mine. All revenue generated from the sale of concentrate is treated as a reduction in capital costs until such time as commercial production at Maseve is declared. Africa Wide’s non-controlling interest in Maseve as at August 31, 2016 was recorded at $34.1 million.

On July 15, 2015, the Company published an updated independent resource estimate for the Maseve Mine and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. As a result, the new NI 43-101 technical report in support of the July 15, 2015 disclosure, which was filed on SEDAR on August 28, 2015, is now the current technical report about the Maseve Mine.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

The escalation of costs, wage increases, metal price volatility, production ramp-up timing, grade variations and Rand volatility are all material risk factors for the commercial viability of the Maseve Mine. To date cost escalation in Rand terms has been substantially offset by a weaker Rand, but there is no guarantee that this outcome will continue. Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing being required.

The updated resources and reserves announced on July 15, 2015 may have a material effect on working capital requirements. However, the approximate 17% decrease in MR reserve grade from earlier estimates may be offset in whole or in part by lower costs resulting from less development work off reef in the footwall compared to the approach in earlier reserve estimates. The updated resource cut at 1.0 meters, versus 0.8 meters previously, and a more mechanized approach to mining in the current mining method, are significant changes from past estimates. Ongoing development work on blocks 16, 12, 11, 10 and 9 according to the Company’s mine plan are critical to underground mining plans and the ramp up profile of production. Delays in production ramp up would have a material impact on working capital. The reserves were assessed with spot and three year trailing average prices as recommended in SEC guidelines.

The updated reserve statement incorporates new mining methods that vary from conventional (footwall development and hand stope drilling) to hybrid development driven in ore for rapid access and ledge cuts off the development for selective fully mechanized mining (bord and pillar). Increased detailed knowledge of the ore based on recent work was used to select the mining method that would provide ramp up tonnes and cut development costs and time on a block by block basis. Priority is given to MR over lower grade UG2 and development to access to deeper levels of more stable versus shallow rolling reef is emphasized, as previously reported. The use of mechanized equipment to open the orebody is a key element of the revised mine plan and the development experience on site was incorporated into the design.

Since 2012 operating costs in South Africa have continued to escalate in Rand terms. The escalation of costs, metal price volatility, completion of surface infrastructure, advancement of underground mining, production ramp-up timing, grade variations and Rand volatility are all material risk factors for the Maseve Mine which could result in the Company breaching one or more covenants regarding the Sprott Facility, or LMM Facility. See Section 3, item G) “Liquidity and Capital Resources” below.

Maseve Mine - Social Development and Responsibilities

Feedback from the public consultation processes for the environmental assessment and social and labour plan developed for Maseve has been constructive and positive. The mine capital development and operations plan includes a significant investment in training through the life of mine, and in conjunction with the social and labour plan, aims to achieve maximum value from the project for all stakeholders, including local residents. Based on interaction with the community, the completion of a skill and needs assessment, and the Company’s training plans, the project has set a target for 30% of more than 2,000 jobs to be sourced with persons from the local communities. To assist the Company in achieving these goals, the Company has contracted the services of an experienced and professional South African human resources company.

Maseve Mine - Africa Wide Dilution

On October 18, 2013, Africa Wide informed the Company that it would not be funding its approximate $21.8 million share of a unanimously approved project budget and cash call for the Maseve Mine. On March 3, 2014, Africa Wide informed the Company that it would not be funding its $21.52 million share of a second unanimously approved cash call. As a result, the Company entered into arbitration proceedings against Africa Wide in accordance with the terms of the Maseve shareholders’ agreement (the “Maseve Shareholders Agreement”) to determine Africa Wide’s diluted interest in Maseve, and therefore the Maseve Mine and Project 3. On August 20, 2014, an arbitrator ruled in the Company’s favour on all matters and Africa Wide’s shareholding in Maseve was reduced to 21.2766% based on the first missed cash call. As a result of missing the second cash call, Africa Wide’s ownership was further diluted to approximately 17.1% and the Company’s ownership was increased to approximately 82.9% .

All funding provided by PTM RSA to Maseve for development and construction of the Maseve Mine since the second cash call missed by Africa Wide has been, and is planned to be, provided by way of intercompany loans. At August 31, 2016 Maseve owed PTM RSA approximately Rand 3.54 billion ($241 million). All amounts due to PTM RSA are planned to be repaid by Maseve before any distribution of dividends to shareholders.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Legislation and regulation in South Africa require a 26% equity interest by a Black Economic Empowerment (“BEE”) entity in for the grant of a Mining Right. Because Africa Wide is the Company’s BEE partner for the Maseve Mine, the Company advised the DMR on October 19, 2013 of Africa Wide’s decision to not fund the first cash call and the resulting dilution implications. On October 24, 2013, the DMR provided the Company with a letter stating that it will apply the provisions of the Mineral and Petroleum Resources Development Act, 28 of 2002 (the “MPRDA”) to any administrative processes or decisions to be conducted or taken within a reasonable time and in accordance with the principles of lawfulness, reasonableness and procedural fairness in giving the Company the opportunity to remedy the effect of Africa Wide’s dilution. In addition to Africa Wide’s direct equity interest in Maseve, a past sale by PTM RSA of an 18.5% interest in the project that has become Wesizwe’s platinum mine is a component of the Maseve’s BEE profile. Under the terms of the Maseve Shareholders Agreement, if Maseve is instructed by the DMR to increase its BEE ownership, any agreed costs or dilution of interests shall be borne equally by the Company and Africa Wide. The Company may consider Mnombo as a BEE partner for the Maseve Mine.

Subsequent to the end of the Company’s third fiscal quarter of 2016, the DMR requested an update regarding the Company’s efforts to increase the BEE equity ownership percentage in Maseve from 17.1% to 26%. The Company met with the DMR in early June 2016 and the DMR requested a further update by August 7, 2016, while reminding the Company of the risk of potential action under Sections 47 and 93 of the MPRDA if the Company were not to increase the historically disadvantaged South African (“HDSA”) ownership percentage. The Company believes that any action in this regard is premature given that the court proceedings between the Chamber of Mines and the DMR in regard to the ‘‘once empowered, always empowered’’ principle and the introduction of the Reviewed Broad Based Black-Economic Empowerment Charter for the South African Mining and Minerals Industry both remain pending. The Company has made several attempts to schedule a meeting with the DMR to further discuss this issue. To date, while the Company has been advised by the DMR that the matter will be discussed at a later date, no such meeting has taken place and the DMR has not issued a notice of non-compliance with the MPRDA. See the risk factors in the AIF captioned ‘‘The dilution of Africa Wide may have a material adverse effect on the Company’s business and results of operations’’ and ‘‘The failure to maintain or increase equity participation by HDSAs in the Company’s prospecting and mining operations could adversely affect the Company’s ability to maintain its prospecting and mining rights.’’

Maseve Mine - Labour Relations

In recent years, the gold and platinum mining industries in South Africa have witnessed significant labour unrest and demands for higher wages by certain labour groups. To date, the Company has seen no adverse labour action on its site at the Maseve Mine.

The Company has worked closely for several years with local communities and a human resource specialist company to create a database of local persons interested in work at Maseve, including their skill and experience details. The Company has set a target of 30% local employment for the mine, including persons under the employ of contractors. As at October 31, 2016, approximately 13% of the onsite Maseve workforce was comprised of local persons from surrounding communities. Management will, as production build up and increased labour requirement allow, address the shortfall in this target.

The primary union at the Maseve Mine, representing the workers of the project’s underground mining contractor, is the National Union of Mineworkers (“NUM”). The Company maintains an active dialogue with contractors and NUM, as well as with its own employees. In October, 2015 NUM agreed to a labour contract with the underground mining contractor at the Maseve Mine for a two-year period ending September 2017. In the future, should higher salaries and wages occur across the industry, the Company will likely see increased costs for labour.

Maseve Mine (Project 1) and Project 3 - Mineral Resources and Reserves

On July 15, 2015, the Company published an updated independent resource estimate for the Maseve Mine and an updated independent reserve estimate based on underground sampling and observations as well as recent infill drilling from surface. The NI 43-101 report is titled “An Independent Technical Report on the Maseve Project (WBJV Project areas 1 and 1A) located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 1 Report”) dated August 28, 2015 with an effective date of July 15, 2015 for the estimate of mineral resources and reserves, and was prepared by Charles J Muller (B. Sc. (Hons) Geology) Pri. Sci. Nat., of CJM Consulting (Pty) Ltd.; Gert Roets (B. Eng. Mining), Pr. Eng. (ECSA), of DRA Projects; and Gordon Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA) of Turnberry Projects (Pty) Ltd.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

The updated reserve estimate in the Project 1 Report also considers changes in mining widths, methods and costs. The Project 1 Report is now the current technical report for the Maseve Mine. Total Maseve Mine measured and indicated mineral resources are 3.9 million ounces 4E on the MR (21.82 M tonnes grading 5.51 g/t 4E) and 2.8 million ounces on the UG2 Reef (22.68 M tonnes grading 3.8 g/t 4E) (100% project basis). These mineral resources have been calculated based on a resource cut of 146cm (versus 109cm in earlier estimates) and they incorporate recent detailed drilling and underground work to date. The prill splits are as previously announced at 64% Pt, 27% Pd, 4% Rh, 5% Au on the MR and 63% Pt, 26% Pd, 10% Rh, 1% Au on the UG2 Reef. The Company believes the thicker resource cut has better potential for the use of mechanized mining.

Mineral reserves are a sub-set of measured and indicated mineral resources and take into account mining factors and are not in addition to the mineral resources. The total Maseve Mine MR and UG2 Reserves are 4.1 million ounces as detailed above (500,000 ounces 4E less than at the 2009 updated feasibility study) and in the current mine plan are sufficient for an updated annual production target of 250,000 ounces 4E at steady state (modified from the 2009 updated feasibility of 275,000 ounces 4E per year at steady state) and an overall mine life of approximately 20 years.

Mineral reserves and mineral resources reported for the Maseve Mine are from combined MR and UG2 reef tonnes. Information regarding grades, prill splits, sampling, reserve and resource calculations and risk factors may be found in the Project 1 Report, which was filed on August 28, 2015 on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

An NI 43-101 technical report dated August 31, 2010 entitled “Technical Report on Project 3 Resource Cut Estimation of the Western Bushveld Joint Venture (WBJV) Located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Project 3 Report”) remains the current technical report with respect to Project 3. Project 3 hosts an estimated 1.939 million indicated 4E ounces (11.104 million tonnes @ 5.43 g/t) and 0.076 million inferred 4E ounces (0.443 million tonnes @ 1.47 g/t).

Maseve Mine (Project 1) and Project 3 - History of Acquisition

On October 26, 2004, the Company entered into a joint venture agreement (the “WBJV Agreement”) forming the WBJV among the Company (37% interest held through PTM RSA), Anglo American Platinum Limited (“Amplats”) (37% interest held through its wholly owned subsidiary, Rustenburg Platinum Mines Ltd. (“RPM”), and Africa Wide (26% interest held directly) in relation to a platinum exploration and development project on combined mineral rights covering approximately 67 km2 on the Western Bushveld Complex of South Africa. The WBJV was divided into three distinct project areas, namely Projects 1, 2 and 3. In April 2007, Amplats contributed an additional 5 km2 area of prospecting rights into the WBJV. This additional area was adjacent to the east of Projects 1 and 3 and became a part of Project 2 once contributed into the WBJV. Africa Wide was subsequently 100% acquired by Wesizwe, a Johannesburg Stock Exchange-listed company, in September 2007. PTM RSA was the operator of the joint venture.

On December 8, 2008, the Company entered into certain agreements to consolidate and rationalize the ownership of the WBJV (the ‘‘Consolidation Transaction’’). On April 22, 2010, the Consolidation Transaction was completed and the WBJV dissolved. As a result, Projects 1 and 3 were transferred into Maseve and Project 2 was transferred into Africa Wide. On April 22, 2010, the Company also paid the equalization amount due under the WBJV Agreement to Amplats of Rand 186.28 million (approximately $24.83 million at the time).

Following the Consolidation Transaction, the Company held a 54.75% interest in Maseve and Wesizwe held a 45.25% initial interest in Maseve. Under the terms of the Consolidation Transaction, the Company subscribed for a further 19.25% interest in Maseve, from treasury, in exchange for Rand 408.81 million (approximately $59 million at the time), thereby increasing its effective shareholding in Maseve to 74%. The subscription funds were placed in escrow for application towards Africa Wide’s 26% share of expenditures for Projects 1 and 3. By mid-November 2013, the escrowed Maseve funds were fully depleted.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Waterberg Project

Waterberg Project – Activities in the year ended August 31, 2016

During the year ended August 31, 2016 approximately $4.6 million was spent conducting drilling at the Waterberg Project. At times, up to twelve drill rigs were active on site. In addition to drilling approximately $2.6 million was spent during the period for prefeasibility engineering, resource modelling, metallurgy, infrastructure design, etc. Since March 31, 2015 all Waterberg Project funding has been covered by JOGMEC in accordance with the 2nd Amendment to the JOGMEC Agreement (both as defined below).

At period end $20.2 million in net costs are capitalized to the project. The apparent drop from the USD capitalized balance at the previous year end is due entirely to the devaluation of the Rand and the translation of Rand denominated balances at year end. The budget for work at Waterberg is fully funded by joint venture partner the Japan Oil, Gas and Metals National Corporation ("JOGMEC"). To March 31, 2015, the Company funded the Company and Mnombo’s combined 63% share of the work on the Waterberg Project with the remaining 37% funded by JOGMEC. To March 31, 2015, the Company funded the Company and Mnombo’s combined 100% share of the work on the Waterberg Extension Project. Exploration work on the Waterberg Extension Project began in a material way in late 2013.

On April19, 2016 the Company reported an updated independent 4E resource estimate for the Waterberg Project. Later, on October 19, 2016 the Company reported the results of positive results from an Independent Pre-Feasibility Study (“PFS”) on the Waterberg Project and a further updated independent 4E resource estimate for the Waterberg Project. Mineral resources in the “T” and “F” zones (100% project basis) increased to an estimated 24.886 million ounces 4E in the indicated category plus 10.802 million ounces 4E in the inferred category:

•	Indicated 218.265 million tonnes grading 3.55 g/t 4E (1.06 g/t Pt, 2.18 g/t Pd, 0.26 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

•	Inferred 97.212 million tonnes grading 3.46 g/t 4E (1.03 g/t Pt, 2.10 g/t Pd, 0.30 g/t Au, 0.03 g/t Rh, 2.5 g/t cut-off), plus 0.06% Cu and 0.11% Ni.

The PFS also estimated Probable Mineral Reserves in the “T” and “F” zones (100% project basis) estimated at 12.32 million ounces 4E plus 191.18 million pounds of copper and 333.04 million pounds of nickel:

•	102.7 million tonnes grading 3.73 g/t 4E (1.11 g/t Pt, 2.29 g/t Pd, 0.29 g/t Au, 0.04 g/t Rh, 2.5 g/t cut-off), plus 0.08% Cu and 0.15% Ni.

Only Indicated resources have been incorporated into the mine plan and financial model. The mineable Reserve represents the portion of the Indicated resource that can be economically mined as delivered to the mill, and as demonstrated in the PFS. The reader is cautioned to note that the mineral Reserves are included within the Indicated Mineral Resources, and are not in addition to them. As compared to earlier resource estimates, the increased F zone grade in the latest updated resource estimate combined with improved deposit definition allowed for the targeting of best grade thickness in early mine scheduling for the PFS. See “Waterberg Project – Pre-Feasibility Study and Mineral Resource Details” below.

The Waterberg deposit is 13 km long so far, open along strike and begins from 140 meters deep. The deposit is known to continue down dip below the arbitrary 1,250 meter cut off depth applied to the deposit for resource estimation purposes. Minimum mineralized thickness is 3 meters and the maximum is 70 meters. Drilling will continue at Waterberg and the deposit is still open for expansion.

Based on a reinterpretation of airborne gravity surveys and taking the latest drill hole results into consideration, additional drilling northward along strike is planned for the future.

Platinum Group plans to advance the project to completion of a feasibility study and a construction decision. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming feasibility study. The Company also plans to file a mining right application, with Joint Venture approval, based substantially on the results of the PFS.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Waterberg Project – Activities in the year ended August 31, 2015

During the year ended August 31, 2015 the Company incurred approximately $9.2 million in exploration and engineering costs on the Waterberg Projects, of which $5.9 million was funded by JOGMEC for a net cost to the Company of $3.3 million. At August 31, 2015, the Company carried total deferred acquisition and exploration and other costs related to the Waterberg Projects of $22.3 million.

Subsequent to the boreholes drilled up until April 2014 for the June 12, 2014 mineral resource estimate, an additional 85,364 meters in 80 exploration boreholes and 151 deflections were drilled on the Waterberg JV Project and the Waterberg Extension Project for inclusion in a resource estimate dated effective July 20, 2015. The primary objective of this drilling was to convert resource ounces from the inferred to the indicated confidence category.

On July 22, 2015, the Company reported an updated independent platinum, palladium and gold (collectively referred to as “3E”) resource estimate for the Waterberg Projects effective as of July 20, 2015.

Drilling conducted in calendar 2015 primarily targeted near surface areas of thicker “Super F” mineralization with the objective of delineating new resources while also upgrading both T zone and F zone resources into the indicated category.

Waterberg Project – Pre-Feasibility Study and Mineral Resource Details

On October 19, 2016, the Company announced positive results from a PFS on the Waterberg Project completed by international and South African engineering firm WorleyParsons RSA (Pty) Ltd. trading as Advisian. Technical information in this MD&A regarding the Waterberg Project is derived from the NI 43-101 technical report filed entitled “Independent Technical Report on the Waterberg Project Including Mineral Resource Update and Pre-Feasibility Study” dated October 19, 2016 with an effective date of October 17, 2016 for the estimate of mineral resources and resources (the “October 2016 Waterberg Report”), prepared by (i) Independent Engineering Qualified Person Mr. Robert L Goosen (B.Eng. (Mining, Engineering)) Pr. Eng. (ECSA), Advisian/WorleyParsons Group, (ii) Independent Geological Qualified Person Mr. Charles J Muller (B.Sc. (Hons) Geology) Pri. Sci. Nat., CJM Consulting (Pty) Ltd., and (iii) Independent Engineering Qualified Person Mr. Gordon I. Cunningham, B. Eng. (Chemical), Pr. Eng. (ECSA), Professional association to FSAIMM, Turnberry Projects (Pty) Ltd.

Readers are directed to review the full text of the October 2016 Waterberg Report, available for review under the Company’s profile on SEDAR at SEDAR at www.sedar.com and on EDGAR at www.sec.gov for additional information.

Highlights of the PFS

•	Validation of the 2014 Waterberg Preliminary Economic Assessment (“PEA”) results for a large scale, shallow, decline accessible, mechanized platinum, palladium, rhodium and gold (“4E”) mine.
•	Annual steady state production rate of 744,000 4E ounces in concentrate.
•	A 3.5-year construction period.
•	On site life-of-mine average cash cost of US$248 per 4E ounce including by-product credits and exclusive of smelter discounts.
•	After-tax Net Present Value (“NPV”) of US$320 million, at an 8% discount rate, using three-year trailing average metal prices.
•	After-tax NPV of US$507 million, at an 8% discount rate, using investment bank consensus average metal prices.
•

Estimated capital to full production of approximately US$1.06 billion including US$67 million in contingencies. Peak project funding estimated at US$914 million. Capital costs to full production and peak funding of the project are estimated in Rand 2016 terms at 15R/1USD with a flat exchange rate. Escalation of costs in Rand terms are estimated to be mostly offset over time by future Rand devaluation.

•	After-tax Internal Rate of Return (“IRR”) of 13.5% using three-year trailing average price deck.
•	After-tax IRR of 16.3% at investment bank consensus average metal prices.
•	Probable reserves of 12.3 million 4E ounces (2.5 g/t 4E cut-off).
•	Indicated resources updated to 24.9 million 4E ounces (2.5 g/t 4E cut-off) and deposit remains open on strike to the north and below a 1,250 meter arbitrary depth cut-off.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

As a result of the shallow depth, good grades and a fully mechanized mining approach, the Waterberg Project has the opportunity to be a safe mine within the lowest quartile of the industry cost curve. The project resources consist of 60% palladium and the PFS estimates that Waterberg will produce 472,000 ounces of palladium annually; more palladium than the Stillwater Mine produced in 2015, or about 6% of the world’s palladium production in 2015. Producing approximately 744,000 4E ounces per year, Waterberg would be one of the largest platinum group metals mine complexes in South Africa based on 2015 production numbers.

It is estimated that Waterberg will create approximately 3,361 new primary highly trained jobs with transferable skills. The increased safety, improved working conditions, low costs and decline access for rapid development all provide attractive features compared to traditional platinum and palladium mines in South Africa. The project is in an area prioritized for economic development. Relations with the small rural community in the area have been business like and positive.

The estimates for the scope of work, within the given battery limits, and subject to the qualifications, assumptions and exclusions contained in the PFS, are considered to be within the accuracy range required for a PFS of +25%. Monte Carlo simulation was used to provide a 12% contingency that was used in the estimates. A minimum mining width has been set at three meters so that all mining can be fully mechanized, safe and efficient

Resource Update

The Waterberg total mineral resource is summarized below:

T-Zone 2.5 g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Au	Rh	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	31.540	1.13	1.90	0.81	0.04	3.88	0.16	0.08	122,375	3.934
Inferred	2.5	19.917	1.10	1.86	0.80	0.03	3.79	0.16	0.08	75,485	2.427
F-Zone 2.5 g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Au	Rh	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	186.725	1.05	2.23	0.17	0.04	3.49	0.07	0.16	651,670	20.952
Inferred	2.5	77.295	1.01	2.16	0.17	0.03	3.37	0.04	0.12	260,484	8.375

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Waterberg Total 2.5 g/t Cut-off
Resource Category	Cut-off	Tonnage	Grade							Metal
	4E		Pt	Pd	Au	Rh	4E	Cu	Ni	4E
	g/t	Mt	g/t	g/t	g/t	g/t	g/t	%	%	Kg	Moz
Indicated	2.5	218.265	1.06	2.18	0.26	0.04	3.55	0.08	0.15	774,045	24.886
Inferred	2.5	97.212	1.03	2.10	0.30	0.03	3.46	0.06	0.11	335,969	10.802

4E = Platinum Group Elements (Pt+Pd+Rh+Au). The cut-offs for mineral resources have been established by a qualified person after a review of potential operating costs and other factors. The mineral resources stated above are shown on a 100% basis, that is, for the Waterberg Project as a whole entity. Conversion Factor used – kg to oz = 32.15076. Numbers may not add due to rounding. Resources do not have demonstrated economic viability. A 5% and 7% geological loss has been applied to the Indicated and Inferred categories respectively. Effective Date Oct 17, 2016. Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with U.S. Securities and Exchange Commission ("SEC") guidance for the assessment of resources; US$1,212/oz Pt, US$710/oz Pd, US$1229/oz Au, US$984/oz Rh, US$6.10/lb Ni, US$2.56/lb Cu, US$/ZAR15.

The mineral resources are classified in accordance with the SAMREC standards. There are certain differences with the "CIM Standards on Mineral Resources and Reserves"; however, in this case the QP believes the differences are not material and the standards may be considered the same. Mineral resources that are not mineral reserves do not have demonstrated economic viability and Inferred resources have a high degree of uncertainty. The mineral resources are provided on a 100% project basis and Inferred and Indicated categories are separate and the estimates have an effective date of 17 October 2016.

Mineral resources were estimated using kriging methods for geological domains created in Datamine from 303 original holes and 483 deflections. A process of geological modelling and creation of grade shells using indicating kriging was completed in the estimation process. The estimation of mineral resources has taken into account environmental, permitting and legal, title, and taxation, socio-economic, marketing and political factors. The mineral resources may be materially affected by metals prices, exchange rates, labor costs, electricity supply issues or many other factors detailed in the Company's AIF. The data that formed the basis of the estimate are the drill holes drilled by Platinum Group, which consist of geological logs, the drill hole collars surveys, the downhole surveys and the assay data. The area where each layer was present was delineated after examination of the intersections in the various drill holes. There is no guarantee that all or any part of the mineral resource not included in the current reserves will be upgraded and converted to a mineral reserve.

Reserves

Reserves are stated on a 100% Project Basis. Reserves are a subset of the Indicated resources and the mine plan was developed from the October 2016 resource model above and includes mine modifying factors such as geological losses, dilution, development overbreak, mine design factors, in stope losses and the extraction ratio from the mining methods applied to the T and F-Zones.

The independent Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian). The table below shows the prill splits, which are calculated using the individual metal grades reported as a percentage of the total 4E grade. There are no Inferred mineral resources included in the reserves.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Prill Splits

Prill Split					Grade
Zone	Pt	Pd	Au	Rh	Cu	Ni
	%	%	%	%	%	%
T-Zone	29	49	21	1	0.16	0.08
F-Zone	30	64	5	1	0.07	0.16

Probable Mineral Reserve at 2.5 g/t 4E Cut-off– Tonnage and Grades

Waterberg Probable Mineral Reserve – Tonnage and Grades
Zone	Mt	Cut-off grade (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Rh (g/t)	4E (g/t)	Cu (%)	Ni (%)
T-Zone	16.5	2.5	1.14	1.93	0.83	0.04	3.94	0.16	0.08
F-Zone	86.2	2.5	1.11	2.36	0.18	0.04	3.69	0.07	0.16
Total	102.7	2.5	1.11	2.29	0.29	0.04	3.73	0.08	0.15

Probable Mineral Reserve at 2.5 g/t 4E Cut-off– Contained Metal

Waterberg Probable Mineral Reserve – Contained Metal
Zone	Mt	Pt (Moz)	Pd (Moz)	Au (Moz)	Rh (Moz)	4E (Moz)	4E content (kg)	Cu (Mlb)	Ni (Mlb)
T-Zone	16.5	0.61	1.03	0.44	0.02	2.09	65,097	58.21	29.10
F-Zone	86.2	3.07	6.54	0.51	0.10	10.22	318,007	132.97	303.94
Total	102.7	3.67	7.57	0.95	0.12	12.32	383,103	191.18	333.04

Reasonable prospects of economic extraction were determined with the following assumptions: Metal prices used in the reserve estimate are as follows based on a 3-year trailing average (as at July 31/2016) in accordance with U.S. Securities and Exchange Commission ("SEC") guidance for the assessment of resources and reserves; US$1,212/oz Pt, US$710/oz Pd, US$1229/oz Au, US$984/oz Rh, US$6.10/lb Ni, US$2.56/lb Cu, US$/ZAR15. Smelter payability of 85% was estimated for 4E and 73% for Cu and 68% for Ni. The effective date is October 17, 2016. A 2.5 g/t Cut-off was used and checked against a pay-limit calculation. Independent Qualified Person for the Statement of Reserves is Mr. RL Goosen (WorleyParsons RSA (Pty) Ltd Trading as Advisian). The mineral reserves may be materially affected by changes in metals prices, exchange rates, labor costs, electricity supply issues or many other factors. See risks described in the 43-101 report on www.sedar.com and the Company’s Annual Information Form. The reserves are estimated under SAMREC with no material difference to the CIM 2014 definitions in this case.

The estimation of mineral reserves has taken into account environmental, permitting and legal, title, taxation, socioeconomic, marketing and political factors. Based on the cut-off grade and a maximum depth cut-off of 1,250 meters the Probable reserve will support an 18-year mine life.

Waterberg Projects – History of Acquisition

The Waterberg JV Project is comprised of a contiguous granted prospecting right area of approximately 255 km2 located on the Northern Limb of the Bushveld Complex, approximately 70 km north of the town of Mokopane (formerly Potgietersrus). The adjacent Waterberg Extension property includes contiguous granted and applied-for prospecting rights with a combined area of approximately 864 km2. The Company has the exclusive right to apply for renewals of the prospecting rights for periods not exceeding three years each and the exclusive right to apply for a mining right over these prospecting right areas.

On September 28, 2009, PTM RSA, JOGMEC and Mnombo entered into a joint venture agreement, as later amended on May 20, 2013 (the “JOGMEC Agreement”) whereby JOGMEC could earn up to a 37% participating interest in the Waterberg JV Project for an optional work commitment of $3.2 million over four years, while at the same time Mnombo could earn a 26% participating interest in exchange for matching JOGMEC’s expenditures on a 26/74 basis ($1.12 million).

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

On November 7, 2011, the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totaling R1.2 million and an agreement that the Company would pay for Mnombo's 26% share of costs on the Waterberg JV Project until the completion of a feasibility study.

On May 26, 2015, the Company announced a second amendment (the “2nd Amendment”) to the JOGMEC Agreement. Under the terms of the 2nd Amendment the Waterberg JV Project and Waterberg Extension Project are to be consolidated and contributed into a newly created operating company named Waterberg JV Resources (Pty) Ltd. (“Waterberg JV Co.”). The Company is to hold 45.65% of Waterberg JV Co. while JOGMEC is to own 28.35% and Mnombo will hold 26%. Through its 49.9% share of Mnombo, the Company will hold an effective 58.62% of Waterberg JV Co., post-closing. Under the 2nd Amendment JOGMEC has committed to fund $20 million in expenditures over a three-year period ending March 31, 2018, of which approximately $11 million was funded to August 31, 2016. The Company remains the Project operator under the 2nd Amendment. Closing of this transaction is subject to MPRDA Section 11 approval by the DMR to transfer title of the prospecting rights. If Section 11 transfer approval is not obtained the parties will default to the pre-amendment JV arrangement, with any advances received from JOGMEC to be used to offset its spending commitments on the Waterberg JV Project.

The Company carried Mnombo’s 26% share of expenses in the Waterberg project until March 31, 2015, after which time JOGMEC has been funding expenses to date under the terms of the 2nd Amendment.

NON-MATERIAL MINERAL PROPERTY INTERESTS

The non-material mineral property interests of the Company include the War Springs and Tweespalk projects located in South Africa and various Canadian mineral property interests in Ontario, the Northwest Territories and Newfoundland and Labrador. These non-material property interests are not, individually or collectively, material to the Company. All non-material properties have been written off and are also described in the Company’s Financial Statements and Annual Information Form for the year ended August 31, 2016, copies of which may be obtained online on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.	DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A)	Results of Operations

Three Months August 31, 2016

For the quarter ended August 31, 2016, the Company had net loss of $35.0 million (August 31, 2015 – net loss of $0.2 million). This difference is predominantly due to the writedown of the Maseve mine of $41.4 million in the current quarter, (August 31, 2015 - $0). Comprehensive loss for the quarter was $4.9 million (August 31, 2015 – $9.7 million loss) with the difference being due to a larger decrease in the value of the Rand against the USD in the previous comparable quarter being offset by the writedown in the current quarter. Net finance income earned in the quarter ended August 31, 2016 totaled $0.3 million as compared to $0.8 million in the comparative period in the prior year due to the Company netting interest earned on debt proceeds against interest expenses from the Sprott and Liberty debt holdings.

Twelve Months August 31, 2016

For the year ended August 31, 2016 the Company had net loss of $36.7 million (August 31, 2015 – net loss of $4.0 million). This difference is largely due to the writedown of the Maseve mine during the current year. Also, in the previous year the Company recognized an $8.9 million foreign exchange gain as opposed to a $1.7 million foreign exchange gain in the current year. Also in the previous year termination and finance fees recognized of $5.2 million and a write down of deferred finance fees of $2.4 million were also recognized. Comprehensive loss for the period was $86.7 million (August 31, 2015 – $104 million) with the difference being due to a larger decrease in the value of the Rand against the USD in the previous year as compared to the current year which effects the translation of the Company’s South African Rand denominated subsidiaries. Finance income earned in the year ended August 31, 2016 totaled $1.1 million as compared to $3.8 million in the comparative period in the prior year due to the Company netting interest earned on debt proceeds against interest expenses from the Sprott and Liberty debt holdings.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Annual Financial Information

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

(In thousands of dollars, except for share data)

	Year ended Aug 31, 2016	Year ended Aug 31, 2015	Year ended Aug 31, 2014
Interest income	$1,133(1)	$3,781(1)	$3,606(1)
Net loss	$36,651(2)	$3,972	$9,687
Basic loss per share	$0.26(3)	$0.05 (3)	$0.17 (3)
Diluted loss per share	$0.26(3)	$0.05 (3)	$0.17 (3)
Total assets	$519,858	$498,342	$506,055
Long term debt	$54,586	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:

(1)

The Company’s only significant source of income during the years ending August 31, 2014 to 2016 was interest income from interest bearing accounts held by the Company. In November 2015, the Company drew $80 million from the Sprott and Liberty Facilities. As commercial production had not been declared this interest was capitalized to the Maseve Mine. Accordingly, interest earned on these debt proceeds was also capitalized thus reducing interest recognized in income

(2)	Net loss is affected in 2016 by an impairment recognized on the Maseve Mine.
(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same. On January 26, 2016, the Company announced that effective January 28, 2016 its common shares would be consolidated on the basis of one new share for ten old shares (1:10). All information regarding the issued and outstanding common shares, options and weighted average number and per share information has been retrospectively restated to reflect the ten to one consolidation.

B)	Quarterly Financial Information

The following tables set forth selected quarterly financial data for each of the last eight quarters:

(In thousands of dollars, except for share data)

Quarter ended	Aug, 31	May 31,	Feb. 29,	Nov. 30,
($000’s, except per share data)	2016	2016	2016	2015
Interest income(1)	$316	$294	$240	$283
Net income (loss)(2)	(35,021)	892	(1,810)	(712)
Basic earnings(loss) per share(3)	(0.21)	0.01	(0.02)	(0.01)
Total assets(4)	519,858	517,799	482,264	525,864

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Quarter ended	Aug. 31,	May 31,	Feb. 28,	Nov. 30,
($000’s, except share data)	2015	2015	2015	2014
Interest income(1)	$763	$1,074	$856	$1,088
Net income (loss)(2)	(191)	(2,661)	3,916	(5,036)
Basic earnings(loss) per share(3)	(0.00)	(0.03)	0.05	(0.09)
Total assets(4)	498,342	531,606	548,418	476,446

Explanatory Notes:

(1)

The Company earns income from interest bearing accounts and deposits. Rand balances earn significantly higher rates of interest than can be earned at present in Canadian or U.S. Dollars. Interest income varies relative to cash on hand.

(2)

Net (loss) income by quarter is affected by the timing and recognition of large non-cash items. In the quarter ended August 31, 2016 an impairment charge of $41.4 million was recognized relating to the Maseve mine. In the quarter ended February 28, 2015 there was share-based compensation expenses and in the previous quarter there were mineral property write-downs. Net (loss) income can also be impacted by the movement of the Rand and the U.S. Dollar relative to the Canadian Dollar as the Company currently and in the past has held significant portions of its cash in each currency. At the end of each reporting period Rand and U.S. Dollar cash balances are translated to Canadian Dollars at period end exchange rates.

(3)

Basic loss per share is calculated using the weighted average number of common shares outstanding. The Company uses the treasury stock method to calculate diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of share issuances under options would be anti-dilutive, resulting in basic and diluted loss per share being the same.

(4)	At May 31, 2016 and February 28, 2015 the Company’s assets increased compared to prior periods as a result of equity offerings.

C)	Dividends

The Company has never declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance its business.

D)	Trend Information

The success of the Company’s Maseve Mine and its other properties will be primarily dependent on the future price of platinum, palladium and gold. Metal prices have historically been subject to significant price fluctuation. Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods. Until recently PGM metal prices had been trending lower. This has been largely offset with a weakening Rand. If the Rand should strengthen while USD PGM metal prices remain low, this would create significant risk to the Company’s business and its ability to re-pay the Sprott Facility and LMM Facility.

Significant reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and the amount of the Company’s revenue or profit or loss. In addition, a prolonged period of lower platinum, palladium and gold prices could result in the Company breaching one or more covenants with regard to the Sprott Facility and LMM Facility, resulting in default. A period of prolonged lower platinum, palladium and gold prices may cause the Company to alter or delay its planned ramp up of the Maseve Mine in 2016 or 2017. See item G) “Liquidity and Capital Resources” below.

For a detailed description of Risks and Uncertainties refer to the Company’s Annual Information Form for the year ended August 31, 2016.

E)	Related Party Transactions

Transactions with related parties are as follows (in thousands of dollars):

i.

During the year ended August 31, 2016, the Company accrued or received payments of $62 ($84 – August 31, 2015) from West Kirkland Mining Inc. (“West Kirkland”), a company with two directors in common, for administrative services. Amounts receivable at the end of the period include an amount of $21 ($20 – August 31, 2015) due from West Kirkland.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

ii.

Nextraction Energy Corp. (“Nextraction”), has three directors in common with the Company. Amounts receivable at August 31, 2016 include an amount of $16 ($157 – August 31, 2015) due from Nextraction, which is currently going through a credit restructuring. Non-conflicted directors of the Company have accepted a proposed settlement of $16 offered by Nextraction and a write down to amounts receivable of $141 was recognized in the current period. Nextraction has not incurred further indebtedness to the Company for services since fiscal 2014.

iii.

During the period the Company entered into a loan facility agreement with a significant shareholder, Liberty Metals and Mining Holdings, LLC (“LMM”). The loan was negotiated and entered into at commercial terms. For full details on this transaction please refer to G) Liquidity and Capital Resources below.

iv.	During the year ended August 31, 2016, $235 ($245 – August 31, 2015) was paid to independent directors for directors fees and services.

All amounts receivable and accounts payable owing to or from related parties (excluding the LMM Facility) are non-interest bearing with no specific terms of repayment. These transactions are in the normal course of business and are recorded at consideration established and agreed to by the parties.

Key Management Compensation

The remuneration of directors, the CFO, CEO, COO and other key management personnel during the years ended August 31, 2016 and 2015 is as follows:

Year ended	August 31, 2016	August 31, 2015
Salaries	$1,510	$2,060
Share-based payments	133	1,119
Total	$1,643	$3,179

F)	Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any off-balance sheet arrangements.

G)	Liquidity and Capital Resources

Equity Financings

On November 1, 2016, the Company announced the closing of an offering of 22,230,000 common shares at a price of US$1.80 per share resulting in gross proceeds of US$40 million. Net proceeds to the Company after fees, commissions and costs were approximately US$37.4 million.

On May 26, 2016, the Company announced the closing of an offering 11,000,000 common shares at a price of US$3.00 per share resulting in gross proceeds of US$33.0 million (the "May 2016 Offering"). Net proceeds to the Company after fees, commissions and costs were US$30.3 million. The following is a comparison of previous disclosure made by the Company its Short Form Prospectus dated May 17, 2016 (the "May 2016 Prospectus") about how the Company was going to use proceeds (other than working capital) from the May 2016 Offering:

(In millions of dollars)

Use of Proceeds	As disclosed in the May 2016 Prospectus (Estimated)	Actual
12 months Project 1 funding (100% basis)	$30.0	$30.3
Company’s share of estimated 12 months of exploration and engineering expenditures at the Waterberg Project	$0	$0
Principal repayments under the Sprott Facility	$13.3	$0

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Sprott Facility

On February 16, 2015, the Company announced it had entered into a credit agreement with a syndicate of lenders (The “Lenders”) led by Sprott Resource Lending Partnership for a senior secured loan facility (the “Sprott Facility”) of up to $40 million. Interest is compounded and payable monthly at a nominal interest rate of LIBOR plus 8.50% . The Company has made certain payments to the Lenders, including (a) a bonus payment made concurrently with execution and delivery of the credit agreement in the amount of $1.5 million, being 3.75% of the principal amount of the Sprott Facility, paid by issuance of 283,019 common shares of the Company; (b) a draw down payment to the Lenders equal to 2% of the amount being drawn down under the Sprott Facility, payable in common shares issued at a deemed price equal to the volume weighted average trading price (the "VWAP") of the common shares on the TSX for the ten trading days immediately prior to the draw down request or such other VWAP as required by the TSX; (c) a structuring fee comprised of a cash payment in the amount of $0.10 million, paid concurrently with the execution and delivery of the term sheet for the Sprott Facility; and (d) a standby fee in cash equal to 4% per annum of the un-advanced principal amount of the Sprott Facility payable in monthly instalments until December 31, 2015.

The Sprott Facility had an original maturity of December 31, 2017 but on September 19, 2016 the Company announced the terms had been amended and the principal will now be repaid in 12 monthly instalments during calendar 2018. A further $5 million was drawn down October 12, 2016 with half of this amount repaid at the request of Sprott in November 2016.

LMM Facility

On November 20, 2015, the Company also drew down $40 million from its secured loan facility (the “LMM Facility”) pursuant to the second lien credit agreement entered into on November 2, 2015, as amended on May 3, 2016 and September 19, 2016 (the “LMM Credit Agreement”), with its largest shareholder, LMM. Pursuant to the terms of the LMM Credit Agreement, the Company paid a draw down fee of $800,000 to LMM, being 2% of the amount being drawn down under the LMM Facility, paid in 348,584 common shares of the Company.

The nominal interest rate on the LMM Facility is 9.5% over LIBOR. Interest payments on the LMM Facility were to be accrued and capitalized until December 31, 2016, and then paid to LMM quarterly thereafter. On September 19, 2016, the LMM Facility was amended so interest payments will now be due starting December 31, 2017, while the first 20% of principal is to now be repaid on June 30, 2019 and then in tranches of 10% of the principal at the end of each calendar quarter beginning on September 30, 2019 and for each of the next 7 quarters of the LMM Facility.

Pursuant to the LMM Credit Agreement the Company entered into a life of mine Production Payment Agreement (“PPA”) with LMM. Under the PPA, the Company agreed to pay to LMM a production payment of 1.5% of net proceeds received on concentrate sales or other minerals from the Maseve Mine (the “Liberty Production Payment”). Under the September 2016 amendment the Company no longer has the right to buy back 1% of the 1.5% Liberty Production Payment.

LMM holds the second lien position. The PPA is secured with the second lien position of the LMM Facility until it is repaid. The PPA will be acknowledged in any subsequent debt arrangement of the Company. The Company has a right to refinance the Sprott Facility or the LMM Facility, subject to certain rights granted to LMM under the PPA.

General Commentary

Under the Sprott Facility and the LMM Facility the Company has agreed to covenants that are customary and usual for facilities and agreements of this nature, including:

-	The maintenance of working capital in excess of $5,000,000;
-	Maintaining a minimum of $5,000,000 in unrestricted cash and cash equivalents, computed on a monthly basis;
-	Compliance in all material respects with all applicable securities legislation and continuous disclosure obligations;
-	Compliance in all material respects with all applicable law, including environmental laws;
-	Diligent pursuit of construction completion of the Maseve Mine and the achievement of production targets; and

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

-	Agreement to pay the Lenders cash sweep amounts equal to 50% of excess cash flow on a quarterly basis.

Based on delays to underground development experienced at the Maseve Mine the Company amended both the Sprott Facility and the LMM Facility. Under the amendments, the provision whereby Maseve must reach and maintain a three-month rolling average at least 60% of planned production for a three-month period has been extended to commence October 2016. In consideration for the amendments, the Company has issued 932,968 common shares to both Sprott and LMM which, using a 5-day volume weighted average price, resulted in $1.2 million in consideration to both Sprott and LMM, (or 2.5% of the initial principal balance of each loan).

First production at Maseve occurred in February 2016. Production to date is behind plan due to delays in underground development and other factors as discussed above at “Maseve – Operations Update”. The Company’s engineers and mining personnel are working to rectify these operational issues. The rate of underground development at the Maseve Mine continues to be an important factor with respect to mine ramp up and production rates. Further delays in underground development, stoping rates and planned tonnages may result in further production delays that will negatively impact on working capital requirements until mine operations generate positive cash flow. As development reaches planned mine blocks, increased stoping is scheduled and the successful execution of this stoping will be critical to meeting planned production rates and ramp up. If the Company is not able to achieve ramp up production targets in the months ahead, or metals prices deteriorate, or further delays are experienced in ramp up production the Company may not have sufficient working capital for operations and planned debt repayments. In this event the Company will likely need to source additional funding by way of refinancing its existing debt, the issuance of new debt, private or public offerings of equity or the sale of project or property interests. Metal prices and Rand exchange rates may have material effects on the Company and its requirements for further financing.

Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects or could result in the Company being forced to sell some or all of its assets on an untimely or unfavourable basis.

Accounts receivable at August 31, 2016 totaled $6.1 million (August 31, 2015 - $10.1 million) being comprised mainly of pre-production proceeds of $2.8 million in the current year and value added taxes refundable in South Africa of $6.2 million in the previous year. Accounts payable and accrued liabilities at August 31, 2016 totaled $16.9 million (August 31, 2015 - $16.4 million).

The following table discloses the Company’s contractual obligations as at August 31, 2016:

(In thousands of dollars)

	< 1	1 – 3	4 – 5	> 5	Total
	Year	Years	Years	Years

Lease obligations	$362	$1,504	$-	$-	$1,866
ESKOM – power	3,212	-	-	-	3,212
Magalies water	2,676	-	-	-	2,676
Mining Development	7,647	-	-	-	7,647
Mining Indirect and Other	2,589	-	-	-	2,589
Sprott Facility[1]	29,707	13,595	-	-	43,302
LMM Facility[1]	3,670	31,271	24,407	-	59,348
Totals	$49,863	$46,370	$24,407	$-	$120,640

1Both the Sprott and Liberty loan facilities were amended and extended subsequent to year end.

The above contracts are subject to estimated break fees of $16,123 in the event of cancellation at August 31, 2016. Break fees are estimated by means of contractual notice periods, work progress costs and normal costs associated with the unwinding and disestablishment of certain contractors.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

H)	Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. On January 26, 2016, the Company announced that effective January 28, 2016 its common shares would be consolidated on the basis of one new share for ten existing shares. At August 31, 2016, there were 88,857,028 common shares outstanding, 3,071,525 incentive stock options outstanding at exercise prices of C$2.00 to C$20.50. At November 29, 2016, there were 112,803,619 common shares outstanding and 2,604,125 incentive stock options outstanding. During the year ended August 31, 2016, the Company made no changes to the exercise price of outstanding options through cancellation and re-grant. Outstanding options were however adjusted to conform with the Company’s announced consolidation of its common shares.

4.	RISK FACTORS

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on our results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Annual Information Form which is available at www.sedar.com, and our most recent Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

5.	OUTLOOK

The Company’s key business objectives are to improve operational efficiency and advance underground development and production ramp up at the Maseve Mine with the objective of achieving positive cash flow in the first half of calendar 2017 and to advance the Waterberg Project. In the near term the Company’s liquidity will be constrained as development at the Maseve Mine will continue to utilize a majority of the Company’s cash on hand until production increases and positive cash flow is achieved. Lower metal prices, delays in production ramp up or a stronger South African Rand could all result in requirements for further financing. Development work in blocks 12, 11, 10 and 9 in the north mine and block 16 in the south mine are critical to the underground mining plans and ramp up profile of production for the Maseve Mine. The Company commenced production largely with low grade stockpile material to hot commission and balance the mill and flotation circuits. Milling has continued since then primarily with low grade stockpile material and muck from primary access headings developed on reef. The volume of stoping material at improved grades in accordance with the mine plan must increase as planned by operating management to meet the production ramp-up rates and production covenants per the Sprott Facility and LMM Facility. To meet production targets at the Maseve Mine a significant performance improvement is required in development and stoping rates. Changes are being made to operations, contracts and contractors to achieve these improvements. The execution of these changes may also create a risk of disruption to operations.

The Company plans to advance the Waterberg Project to completion of a feasibility study and a construction decision. Drilling to increase the confidence in certain areas of the known mineral resource to the measured category is underway. Engagement with utilities for the delivery of bulk services is in process. Engineering work on the Waterberg Project includes resource modelling, metallurgical work, optimization of the metallurgical flow sheet using South African and Japanese expertise, bulk services design and mechanized mine planning. Optimization of the mine plan and working on reducing underground sustaining development capital will be part of the upcoming feasibility study. The Company also plans to file a mining right application, with Joint Venture approval, based substantially on the results of the PFS. Funding for drilling and engineering at Waterberg is in place from JOGMEC pursuant to the 2nd Amendment, allowing the project to advance and grow without a significant draw on the Company’s working capital.

As well as the discussions within this MD&A, the reader is encouraged to also see the Company’s disclosure made under the heading “Risk Factors” in the AIF.

6.	CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as income and expenses. The Company’s accounting policies are described in Note 2 of the Company’s audited annual consolidated financial statements for the year ended August 31, 2016.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Review of asset carrying values and impairment

In accordance with the Company’s accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss is recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, commodity prices, reserves, operating costs, closure and rehabilitation costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the income statement.

Asset Retirement Obligations

The amounts recorded for asset retirement costs are based on estimates included in closure and remediation plans. These estimates are based on engineering studies of the work that is required by environmental laws. These estimates include an assumption on the rate at which costs may inflate in future periods. Actual costs and the timing of expenditures could differ from these estimates.

Deferred tax assets, liabilities and resource taxes

The determination of the Company’s future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts the Company interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. The Company also makes estimates of the Company’s future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from the Company’s view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise, the Company makes provision for such items based on the Company’s best estimate of the outcome of these matters.

Achievement of commercial production

Once a mine reaches the operating levels intended by management, the recognition of mining revenues as well as depreciation of capitalized costs begins. Significant judgement is required to determine when certain of the Company’s assets reach this level; management must consider several factors including:

•	completion of a reasonable period of commissioning;
•	consistent operating results are being achieved at a pre-determined level of design capacity and indications exist that this level will continue;
•	mineral recoveries are at or near expected production level, and;
•	the transfer of operations from development personnel to operational personnel has been completed.

Commercial production will be declared on the first day of the month following achievement of the above milestones. Once in commercial production, the capitalization of certain mine development and construction costs cease. Subsequent costs are either regarded as forming part of the costs of inventory or expensed. Any costs relating to mining asset additions or improvements or mineable reserve development will be assessed to determine whether capitalization is appropriate.

Classification of Liberty Production Payment

Significant judgement is required in determine the appropriate accounting for the Liberty Production Payment. Based on the specific facts and circumstances, judgement is required to assess whether the arrangement is a commodity agreement, a financial liability or a sale of a mineral interest. Management has determined that based on covenants that connect the LPP to the Liberty Loan management has not transferred the risk of ownership of the ounces to Liberty and the LPP will be treated as a financial liability at fair value through profit or loss. This treatment will be re-visited in the future if terms of the loan or production payment are changed or if the loan is extinguished.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

Fair Value of the Liberty Production Payment

Management has assessed the value of the Liberty Production Payment the net present value of future production payments over the life of the Maseve Mine. The Company will continue to evaluate on an ongoing basis whether there are material changes to the inputs in the valuation and adjust the valuation of the Liberty Production Payment accordingly.

Determination of ore reserve and mineral resource estimates

The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined by NI 43-101. Reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closing and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating ore reserves. Assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may, ultimately, result in reserves being restated. Such changes in reserves could impact on depreciation and amortization rates, asset carrying values and provisions for closure and restoration costs.

7.	DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both SEC and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure controls and procedures as at August 31, 2016 through inquiry, review and testing, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective as at August 31, 2016.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2016. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting was effective as at August 31, 2016.

Changes in Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There has been no change in our internal control over financial reporting during the year ended August 31, 2016 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Exemption from Section 404(b) of the Sarbanes-Oxley Act

Under the Jumpstart Our Business & Startups Act (“JOBS Act”) emerging growth companies are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS Act and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this MD&A or in its audited annual consolidated financial statements for the year ended August 31, 2016.

Platinum Group Metals Ltd.
(An Exploration and Development Stage Company)
Supplementary Information and MD&A
For the year ended August 31, 2016

8.	OTHER INFORMATION

Additional information relating to the Company for the year ending August 31, 2016 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s audited annual consolidated financial statements for the year ended August 31, 2016 together with the notes thereto as well as the Company’s 2015 Annual Information Form.

NYSE MKT Option Disclosure

We have issued options under the terms of our stock option plan pursuant to agreements with certain of our directors, officers, consultants and employees. Under the terms of the agreements, the exercise price of each option is set, at a minimum, at the fair value of the common shares at the date of the grant. Stock options are granted to certain of our directors, officers and employees, are subject to vesting provisions, while others vest immediately. At September 1, 2015 and August 31, 2016, the Company had room to grant a further 4,856,980 and 5,908,428 options under our stock option plan.

9.	LIST OF DIRECTORS AND OFFICERS

a) Directors:		b) Officers:

R. Michael Jones	Barry W. Smee	R. Michael Jones (CEO)
Frank R. Hallam	Timothy Marlow	Frank R. Hallam (CFO & Corporate Secretary)
Iain McLean	Diana Walters	Peter C. Busse (COO)
Eric Carlson		Kris Begic (VP, Corporate Development)